UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FS GLOBAL CREDIT OPPORTUNITIES FUND—A

(Name of Issuer)

Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

30291B100

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30291B100

1	Names of reporting persons GSO FSGCOF HOLDINGS LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,000,000
	8	Shared voting power 0
	9	Sole dispositive power 1,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.7%
14	Type of reporting person (see instructions) OO

CUSIP No. 30291B100

1	Names of reporting persons GSO Capital Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 1,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.7%
14	Type of reporting person (see instructions) PN, IA

CUSIP No. 30291B100

1	Names of reporting persons GSO Advisor Holdings L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 1,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.7%
14	Type of reporting person (see instructions) OO

CUSIP No. 30291B100

1	Names of reporting persons Blackstone Holdings I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 1,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.7%
14	Type of reporting person (see instructions) PN

CUSIP No. 30291B100

1	Names of reporting persons Blackstone Holdings I/II GP Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 1,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.7%
14	Type of reporting person (see instructions) CO

CUSIP No. 30291B100

1	Names of reporting persons BLACKSTONE HOLDINGS III L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Quebec, Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,000,000
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.7%
14	Type of reporting person (see instructions) PN

CUSIP No. 30291B100

1	Names of reporting persons BLACKSTONE HOLDINGS III GP L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,000,000
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.7%
14	Type of reporting person (see instructions) PN

CUSIP No. 30291B100

1	Names of reporting persons BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,000,000
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.7%
14	Type of reporting person (see instructions) OO

CUSIP No. 30291B100

1	Names of reporting persons THE BLACKSTONE GROUP L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,000,000
	8	Shared voting power 0
	9	Sole dispositive power 1,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.7%
14	Type of reporting person (see instructions) PN

CUSIP No. 30291B100

1	Names of reporting persons BLACKSTONE GROUP MANAGEMENT L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,000,000
	8	Shared voting power 0
	9	Sole dispositive power 1,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.7%
14	Type of reporting person (see instructions) OO

CUSIP No. 30291B100

1	Names of reporting persons Bennett J. Goodman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 1,000,000
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.7%
14	Type of reporting person (see instructions) IN

CUSIP No. 30291B100

1	Names of reporting persons J. Albert Smith III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 1,000,000
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.7%
14	Type of reporting person (see instructions) IN

CUSIP No. 30291B100

1	Names of reporting persons Douglas I. Ostrover
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 1,000,000
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.7%
14	Type of reporting person (see instructions) IN

CUSIP No. 30291B100

1	Names of reporting persons STEPHEN A. SCHWARZMAN
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,000,000
	8	Shared voting power 0
	9	Sole dispositive power 1,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.7%
14	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Shares of Beneficial Interest, $0.001 par value per share (the “Common Shares”), of FS Global Credit Opportunities Fund—A, a Delaware statutory trust (the “Issuer”), registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), having its principal executive offices at Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by:

•	(i) GSO FSGCOF HOLDINGS LLC, which is a Delaware limited liability company (“GSO FSGCOF”), and (ii) GSO Capital Partners LP, which is a Delaware limited partnership;

•	Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover, each of whom is a citizen of the United States of America (collectively, the “GSO Executives”);

•	(i) GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, (ii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iii) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (iv) Blackstone Holdings III L.P., which is a Quebec, Canada limited partnership, (v) Blackstone Holdings III GP L.P., which is a Delaware limited partnership, (vi) Blackstone Holdings III GP Management L.L.C., which is a Delaware limited liability company, (vii) The Blackstone Group L.P., which is a Delaware limited partnership, and (viii) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a citizen of the United States of America;

The principal business address of each of GSO FSGCOF, GSO Capital Partners LP and the GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

The principal business of GSO FSGCOF is investing in securities of the Issuer. GSO Capital Partners LP serves as an investment sub-adviser of the Issuer and a managing member of GSO FSGCOF. The principal business of GSO Capital Partners LP is performing the functions of, and serving as, the investment manager to certain of its affiliates.

The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the general partner of GSO Capital Partners LP. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder of GSO Advisor Holdings L.L.C. and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in various affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities.

The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc., Blackstone Holdings III GP Management L.L.C., and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover is serving as an executive of GSO Capital Partners LP.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,000,000 Common Shares purchased by GSO FSGCOF on December 12, 2013 pursuant to a private placement by the Issuer was $10,000,000. GSO FSGCOF’s payment of the aggregate purchase price was funded by cash on hand.

Item 4.	Purpose of Transaction.

The Common Shares held by GSO FSGCOF were acquired as described in Item 3. GSO FSGCOF currently holds such Common Shares for investment purposes, subject to the following.

The Reporting Persons intend to review on a continuing basis GSO FSGCOF’s investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the board of trustees of the Issuer, members of management and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of trustees with a view to maximizing shareholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

On August 12, 2013, GSO Capital Partners LP entered into an Investment Sub-Advisory Agreement (the “Investment Sub-Advisory Agreement”) with FS Global Advisor, LLC (“FS Global Advisor”), pursuant to which GSO Capital Partners LP agreed to provide investment sub-advisory services to FS Global Credit Opportunities Fund (the “Fund”), a separate Delaware statutory trust that is registered as a non-diversified, closed-end management investment company under the 1940 Act with the same investment objectives and strategies as the Issuer. The Issuer invests substantially all of its assets in the Fund. Under the Investment Sub-Advisory Agreement, FS Global Advisor employs GSO Capital Partners LP to assist FS Global Advisor in managing the investment and reinvestment of the assets of the Fund. GSO Capital Partners LP, in its capacity as investment sub-adviser, may have direct or indirect influence over such corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

The Investment Sub-Advisory Agreement provides that GSO Capital Partners LP will receive 50% of all fees payable to FS Global Advisor under the Investment Advisory Agreement between FS Global Advisor and the Fund with respect to each year. Such fees consist of (i) a Management Fee, calculated and payable quarterly in arrears at the annual rate of 2.0% of the Fund’s average daily gross assets during such period, which may be deferred in whole or in part, at the option of FS Global Advisor, and (ii) an Incentive Fee, calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s “adjusted capital,” equal to 2.25% per quarter (or an annualized hurdle rate of 9.00%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” generally means interest income, dividend income and any other income accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the Management Fee, certain reimbursed expenses and any interest expense and distributions paid on any issued and outstanding preferred shares, but excluding the Incentive Fee).

The Investment Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by GSO Capital Partners LP or, if the board of trustees of the Fund or the holders of a majority of the Fund’s outstanding voting securities determine that the Investment Sub-Advisory Agreement with GSO Capital Partners LP should be terminated, by FS Global Advisor.

Except as described in Item 4 of this Schedule 13D, including with regards to certain of its affiliates and employees pursuant to the Investment Sub-Advisory Agreement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of trustees of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 3, Item 4 and Item 6 of this Schedule 13D is hereby incorporated by reference.

(a) – (b) Based on information provided by the Issuer, the following disclosure assumes that there were 4,214,048 Common Shares outstanding as of the date hereof.

As of the date hereof, GSO FSGCOF is the direct holder of 1,000,000 Common Shares representing 23.7% of the Common Shares issued and outstanding on the date hereof.

Pursuant to GSO FSGCOF’s limited liability company agreement, Blackstone Holdings III directs the voting of the Common Stock held by GSO FSGCOF. GSO Capital Partners LP is the managing member of GSO FSGCOF. GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP, and in that capacity directs its operations. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C., and in that capacity, directs their operations. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P., and in that capacity directs its operations. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P., and in that capacity directs its operations. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P., and in that capacity directs its operations. The Blackstone Group L.P. is the managing member of Blackstone Holdings III GP Management L.L.C, and in that capacity directs its operations. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc., and in that capacity directs its operations. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and in that capacity directs its operations. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may be deemed to have shared voting, investment and/or dispositive power with respect to the Common Shares indirectly controlled by GSO Capital Partners LP.

The aggregate number and percentage of the Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than GSO FSGCOF, to the extent of it directly holds Common Shares reported on this Schedule 13D) is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion of presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Except as set forth herein, none of the Reporting Persons have engaged in any transactions during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Item 6 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

The Limited Liability Company Agreement of GSO FSGCOF (the “LLC Agreement”) provides that business and affairs of GSO FSGCOF shall be managed by its managing member, GSO Capital Partners LP, within any constraints imposed by its non-managing members pursuant to the LLC Agreement, including in relation to its investment in the Issuer. The LLC Agreement further provides that the managing member is obligated to seek instructions from its non-managing members, which currently consist solely of Blackstone Holdings III L.P., with regard to the voting of all proxies with respect to securities held by GSO FSGCOF and must vote such proxies only in accordance with such instructions.

The descriptions of the Investment Sub-Advisory Agreement and Limited Liability Company Agreement of GSO FSGCOF contained in Item 4 are incorporated herein by reference.

        The descriptions of the Investment Sub-Advisory Agreement and Limited Liability Company Agreement of GSO FSGCOF contained in Item 4 and this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated December 23, 2013, among the Reporting Persons (filed herewith).

Exhibit B	Power of Attorney, dated June 8, 2010, granted by Bennett J. Goodman in favor of Marisa Beeney (incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Persons on December 23, 2013).

Exhibit C	Power of Attorney, dated June 8, 2010, granted by J. Albert Smith III in favor of Marisa Beeney (incorporated herein by reference to Exhibit 24.2 to the Form 3 filed by the Reporting Persons on December 23, 2013).

Exhibit D	Power of Attorney, dated June 8, 2010, granted by Douglas I. Ostrover in favor of Marisa Beeney (incorporated herein by reference to Exhibit 24.3 to the Form 3 filed by the Reporting Persons on December 23, 2013).

Exhibit E	Investment Sub-Advisory Agreement by and between FS Global Advisor, LLC and GSO Capital Partners LP, dated August 12, 2013 (incorporated by reference from Exhibit 99(g)(2) to Amendment No. 3 to Registration Statement No. 811-22798, filed on form N-2/A with the Securities and Exchange Commission on August 14, 2013).

Exhibit F	Limited Liability Company Agreement of GSO FSGCOF (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2013

GSO FSGCOF HOLDINGS LLC
By:	GSO Capital Partners L.P., its managing member

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO CAPITAL PARTNERS LP

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO ADVISOR HOLDINGS L.L.C.
By:	Blackstone Holdings I L.P., its sole member
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I L.P.
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

/s/ Stephen A. Schwarzman
STEPHEN A. SCHWARZMAN